Mail Stop 6010

April 10, 2007

VIA U.S. MAIL

Mr. Paul Coghlan
Vice President of Finance and Chief Financial Officer
Linear Technology Corporation
1630 McCarthy Boulevard
Milpitas, California 95035

> **Re: Linear Technology Corporation**
> **Form 10-K for the year ended July 2, 2006**
> **Filed September 8, 2006**
> **File No. 000-14864**

Dear Mr. Coghlan:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant